May 15, 2009	Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attn:	Timothy Levenberg, Esquire Special Counsel Division of Corporation Finance
Re:	Double Eagle Petroleum Co. Registration Statement on Form S-4 File No. 333-158659
Dear Mr. Levenberg:
As we discussed via teleconference on Wednesday, May 13, 2009, attached are blacklined and clean copies of pages with suggested changes regarding the federal income tax disclosures set forth in the Double Eagle Petroleum Co. (the “Double Eagle”) Registration Statement on Form S-4 (the “Registration Statement”) concerning the proposed merger of Petrosearch Energy Corporation (“Petrosearch”) with a subsidiary of Double Eagle. The proposed changes are intended to be consistent with Comment 5 of the Staff’s letter dated May 11, 2009 (the “Comment Letter”). The changed pages being submitted are numbered to correspond to the same page numbers as in the original filing.
The merger agreement provides for consideration to the Petrosearch stockholders in the form of shares of Double Eagle common stock. However, if the volume weighed average trading price of Double Eagle stock for the 20-day period preceding closing (the “20-day price”) is less than $4.75 per share, the merger agreement provides that the Petrosearch stockholders would receive cash consideration in addition to the specified number of shares of Double Eagle common stock. If Double Eagle’s 20-day price is less than $3.00, then the amount of cash to be paid to the Petrosearch stockholders will exceed 20% of the total merger consideration and cause the transaction to result in tax recognition.
Please note that in addition to the possible effect of a substantial amount of additional cash consideration, the tax treatment of the merger also could be affected by the merger agreement’s adjustment provision that would result if the net working capital of Petrosearch is less than $8.75 million shortly prior to the closing date. Because this would be an adjustment only to the number of shares to be issued in the merger and it would not cause any cash consideration, it would not affect the tax treatment of the merger unless there is a sufficient level of cash consideration. This would occur only if the 20-day price is less than $4.75.
In order to provide the Petrosearch stockholders with substantial disclosure of how these adjustments affect the tax treatment, the attached proposed changes to the Registration Statement add a statement to each of the nine scenario examples of the two price adjustment provisions to indicate whether that scenario would result in a tax-free merger or a taxable reorganization. Each of the nine scenarios includes different assumptions for the 20-day price and the amount of net working capital. These nine scenarios are in the Registration Statement under the heading “The Merger (Proposal One)”.

Also, please note that the proposed disclosures take a balanced approach suggesting that the Petrosearch stockholders assume that the transaction may have unfavorable or “adverse” tax consequences to their respective individual circumstances, rather than suggesting that the stockholders assume that a taxable transaction will have adverse results for all of them. Double Eagle has been informed by Petrosearch that Petrosearch believes that a substantial percentage of its stockholders may prefer a taxable transaction because they would actually recognize an income tax loss, and thereby a favorable tax result for them, if the transaction is taxable.
As a result of the information set forth above, the exact tax consequences of the merger cannot be determined until shortly before closing. For this reason, the suggested revisions are in accordance with Comment 5 in the Comment Letter. In particular, the attached pages suggest revisions to the following sections of the Registration Statement in order to emphasize the risk that the Petrosearch stockholders should assume that the merger may result in unfavorable tax consequences when casting their vote:
•	Summary — Federal Income Tax Consequences of the Merger
•	Risk Factors — (a new risk factor to reflect the risk that the merger may result in unfavorable tax consequences to the Petrosearch stockholders)
•	The Merger (Proposal One) — Merger Consideration (inserting the tax consequences for each of the nine scenarios concerning various adjustments for the 20-day stock price and the working capital amount.)
•	The Merger (Proposal One) — Federal Income Tax Consequences (inserting additional disclosures relating to the potential federal income tax consequences of the merger and inform the Petrosearch stockholders that they should assume that the merger may result in unfavorable tax consequences for their particular circumstances when voting for or against the merger).
Based on the Comment Letter (particularly Comment 5), the telephone discussion with you on Wednesday, and other aspects of the situation, Double Eagle believes that the approach described above is most responsive to the Staff’s concerns. However, to the extent that the Staff prefers, Double Eagle also would be able to undertake the following approach:
(a) The Registration Statement would state that the merger will be treated as a tax-free reorganization unless (1) the 20-day price is less than $3.00 so that the cash consideration is more than 20 percent of the total consideration, or (2) the 20-day price is less than $3.00 and the cash consideration with an adjustment for a deficiency in working capital both occur to the extent that the cash consideration exceeds 20 percent of the total consideration.
Double Eagle is comfortable making this statement because (1) at no time during at least the past six years has there been a 20-day price of less than $3.00 per share or less,1 and (2) based on its due diligence, its discussions with Petrosearch Management, and the restrictions in the merger agreement, Double Eagle believes it is unlikely that there will be a deficiency in the requirement for Petrosearch to have at least $8.75 million of net working capital.

[1]	On May 14, 2009, the closing price on the NASDAQ Global Select Market for Double Eagle common stock was approximately $4.44 per share. The 52-week high and low closing prices are $19.91 and $3.00, respectively; and at no time during the past 6 years has Double Eagle common stock closed at $3.00 or below except for one day on March 9, 2009, when it closed at $3.00 per share. During the past six years, there has not been a 20-day weighted average trading price of $3.00 or below.

(b) Patton Boggs would deliver a tax opinion to the effect of the matters stated in the first sentence of paragraph (a) above.
We look forward to hearing from you at your earliest convenience so we can quickly comply with your requests and move forward with filing our amendment to the Registration Statement. If you have any questions or wish to discuss any matter, please contact the undersigned at 303.894.6378 or Melissa Mong of our firm at 303.894.6131.
Very truly yours,
Alan L. Talesnick
cc:	Mr. Kurtis Hooley, Double Eagle Robert Axelrod, Esquire Mr. David Collins, Petrosearch Energy Corporation

CLEAN COPY CHANGES
As filed with the Securities and Exchange Commission on                     , 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOUBLE EAGLE PETROLEUM CO.
(Exact name of Registrant as specified in its charter)

Maryland	1311	83-0214692
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code No.)	Identification No.)
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Kurtis Hooley
Senior Vice President and Chief Financial Officer
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with a copy to:

Alan L. Talesnick, Esq. Melissa L. Mong, Esq. Patton Boggs LLP 1801 California St., Suite 4900 Denver, CO 80202 (303) 830-1776	Robert Axelrod, Esq. Axelrod, Smith and Kirshbaum 5300 Memorial Drive, Suite 700 Houston, TX 77007 (713) 861-1996
Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Federal Income Tax Consequences of the Merger (Page __)
Double Eagle and Petrosearch expect the merger to qualify as a “tax-free reorganization” for federal income tax purposes; however, the tax treatment of the merger is not definitive because of the potential cash and stock consideration adjustments at closing. If the merger qualifies as a “tax-free reorganization”, the Petrosearch stockholders generally will not recognize any gain or a loss on the conversion of shares of Petrosearch stock into shares of Double Eagle common stock except in certain circumstances described herein under “Federal Income Tax Consequences of the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page 57. If the merger does not qualify as a tax-free reorganization, a holder of Petrosearch common stock would recognize gain or loss equal to the amount by which the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) exceeds such stockholder’s tax basis in his/her Petrosearch common stock. The parties’ obligation to complete the merger is NOT conditioned on the merger qualifying as a tax-free merger or upon the receipt of an opinion regarding the tax-free status of the merger. Because of the factors described below, a Petrosearch shareholder should not assume that the merger will qualify as a tax-free reorganization and should consider any potentially adverse federal income tax consequences to you depending on whether or not the merger qualifies as a tax-free reorganization when casting your vote for or against the merger.
Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

RISK FACTORS
Upon completion of the merger, you will receive shares of Double Eagle common stock and potentially cash in exchange for your shares of Petrosearch common stock or Petrosearch preferred stock. Prior to deciding whether or not to approve the transaction, you should be aware of and consider the following risks and uncertainties that are applicable to the merger and Double Eagle, in addition to the other information contained in or incorporated into this proxy statement/prospectus by reference, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements” beginning on page   _____. Double Eagle has included in its Annual Report on Form 10-K for the year ending December 31, 2008 additional risk factors that address its business.
RISK FACTORS RELATING TO THE MERGER
Because the market price of Double Eagle common stock will fluctuate, Petrosearch stockholders cannot be sure of the market value of the Double Eagle common stock received. A decline in the price of Double Eagle common stock will decrease the value of the merger consideration to be received by Petrosearch stockholders.
When Petrosearch and Double Eagle complete the merger, each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, will be converted into a pro rata share of Double Eagle common stock as the merger consideration. This per share amount is fixed and the consideration paid to the Petrosearch stockholders will not be adjusted for changes in the market price of either Double Eagle common stock or Petrosearch common stock, unless the Double Eagle closing stock price falls below $4.75 or increases above $6.25. In addition, the merger agreement does not provide for any price-based termination right until the Double Eagle closing stock price is equal to or less than $3.00. Accordingly, the consideration paid to the Petrosearch stockholders may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of the completion of the merger. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of Double Eagle or Petrosearch, market expectations of the likelihood that the merger will be completed and the timing of completion, general market and economic conditions, commodity prices for oil and natural gas, increasing familiarity with Double Eagle by Petrosearch stockholders, analysts and other market participants, and other factors.
Because the merger consideration may be adjusted based upon the market price of Double Eagle common stock at closing and/or based upon the final working capital of Petrosearch, the Petrosearch stockholders can have no assurance that the merger will qualify as a tax-free reorganization. In fact, Petrosearch stockholders may incur very different federal income tax consequences depending upon whether the merger qualifies as a tax-free reorganization or is a taxable reorganization as described in detail below under “Federal Income Tax Consequences – The Merger.” A Petrosearch shareholder should assume that the merger will not produce favorable federal income tax consequences based on your individual circumstances.
The consideration paid to the Petrosearch stockholders in the merger will not be adjusted for changes in the market price of Double Eagle common stock unless the Double Eagle closing stock price, as calculated in accordance with the merger agreement, is less than $4.75 or is greater than $6.25. In addition, the merger consideration will be adjusted if the final working capital of Petrosearch falls below $8.75 million as of closing. Accordingly, the amount of the cash and stock consideration to be received by Petrosearch stockholders is uncertain and may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of completing the merger. As described in detail below under “Federal Income Tax Consequences – The Merger”, the merger consideration adjustments may cause Petrosearch stockholders to incur very different federal income tax consequences depending upon whether the merger qualifies as a tax-free reorganization or is a taxable reorganization. Petrosearch stockholders are urged to consult with their tax advisors and to consider any potentially adverse federal income tax consequences to them depending on whether or not the merger qualifies as a tax-free reorganization when casting their vote for or against the merger.

Merger Consideration
Assuming the number of shares of outstanding Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, remain constant at 41,340,584, and the number of shares of Petrosearch common stock issuable upon exercise of the outstanding Petrosearch warrants remains constant at 777,380, then the following scenarios show the merger consideration that would be paid to the Petrosearch stockholders and the corresponding federal income tax consequences depending on assumed changes to the Double Eagle closing stock price and assumed changes due to a Petrosearch Final Working Capital Shortfall. The following scenarios are for convenience purposes only, and do not reflect the actual merger consideration that will be paid to a Petrosearch shareholder or the actual tax consequences at the effective time of the merger unless the underlying assumptions remain the same.
Scenario 1
Assuming the Double Eagle closing stock price is $6.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 2
Assuming the Double Eagle closing stock price is $7.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,571,429 shares of Double Eagle common stock

Exchange Ratio	0.0380 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 3
Assuming the Double Eagle closing stock price is $7.00 and there is a Final Working Capital Shortfall of $500,000, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,500,000 shares of Double Eagle common stock

Exchange Ratio	0.0363 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 4
Assuming the Double Eagle closing stock price is $4.25 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$896,371 total cash consideration, which will equal a distribution of $0.50 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 5
Assuming the Double Eagle closing stock price is $4.25 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$396,371 ($896,371 less $500,000 shortfall) aggregate cash consideration, which will equal a distribution of $0.22 per share of Double Eagle common stock issued or approximately $0.01 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 6
Assuming the Double Eagle closing stock price is $4.25 and there is a $1,000,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,775,852 shares of Double Eagle common stock

Exchange Ratio	0.0429 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 7
Assuming the Double Eagle closing stock price is $3.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$1,344,556 total cash consideration, which will equal a distribution of $0.75 cash consideration for each share of Double Eagle common stock issued or approximately $0.03 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 8
Assuming the Double Eagle closing stock price is $3.50 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$844,556 ($1,344,556 less $500,000) total cash consideration, which will equal a distribution of $0.47 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 9
Assuming the Double Eagle closing stock price is below $3.00, Petrosearch will have the option to cancel the merger agreement without paying a $300,000 break up fee. If Petrosearch chooses not to cancel the merger agreement and to continue with the merger when the Double Eagle closing stock price is below $3.00, assuming there is no Final Working Capital Shortfall, the merger will result in a taxable reorganization.
See “— Federal Income Tax Consequences” commencing on page 56 for a more detailed description of the tax consequences of the merger to the stockholders of Petrosearch.

Federal Income Tax Consequences
General. The following description of the material federal income tax consequences of the merger is based upon the review of Patton Boggs LLP, legal counsel to Double Eagle. The federal income tax laws are complex and the tax consequences of the merger, based on whether or not it qualifies as a tax-free reorganization, will vary depending upon each stockholder’s individual circumstances or tax status. This is not a complete description of all of the consequences of the merger and, in particular, may not address federal income tax considerations that may affect the treatment of stockholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Petrosearch stock pursuant to the exercise of an employee warrant agreement or right or otherwise as compensation and holders who hold Petrosearch stock as part of a “hedge,” “straddle” or “conversion transaction”). In addition, no opinion is expressed with respect to the tax consequences of the merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. This description is based on laws, regulations, rulings and judicial decisions as in effect on the date of this proxy statement/prospectus, without consideration of the particular facts or circumstances of any holder of Petrosearch stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this description would not be different.
Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation and whether or not the merger qualifies as a tax-free reorganization. You should carefully review the federal tax rules discussed below with your own tax advisor in order to determine your own income tax situation if the merger qualifies as a tax-free reorganization and if the merger does not qualify as a tax-free reorganization (and thus is taxable to you). You should cast your vote for or against the merger assuming it will result in potentially adverse income tax treatment for your particular situation. We also strongly urge you to consult your own tax advisor to determine the particular state, local or foreign income or other tax consequences to you resulting from the merger, whether or not it qualifies as a tax-free reorganization.
Any United States federal tax advice contained herein is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer; any such advice is written to support the promotion or marketing of the transactions described herein; and each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
Neither Double Eagle nor Petrosearch intends to seek or obtain a ruling from the IRS as to the federal income tax consequences of the merger and as a result there can be no assurance that the IRS will agree with any of the conclusions described herein.
The Merger. Double Eagle and Petrosearch will receive a tax opinion from legal counsel at closing if the merger qualifies as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Double Eagle and Petrosearch cannot provide Petrosearch shareholders with any assurances that the merger will qualify as a tax-free reorganization until legal counsel is able to make a final determination of the value of Double Eagle common stock and Petrosearch’s final working capital as of closing. If the merger does not qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and the parties complete the merger in accordance with the terms of the merger agreement, the Petrosearch shareholders will be deemed to have transferred all of their Petrosearch stock to Double Eagle in exchange for shares of Double Eagle common stock and cash in a fully taxable transaction.

Regardless of whether or not the merger qualifies or does not qualify as a tax-free reorganization, Petrosearch will not recognize any gain or loss as a result of the merger.
If the merger does qualify as a tax-free reorganization, neither Double Eagle nor Petrosearch will recognize any gain or loss as a result of the merger.
Tax Consequences to Petrosearch Stockholders. If the merger does not qualify as a tax-free reorganization and the merger is otherwise completed in accordance with the terms of the merger agreement, Petrosearch stockholders would be deemed to have sold their Petrosearch stock to Double Eagle for cash and Double Eagle common stock and Petrosearch shareholders would recognize gain or loss on the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) exceeds such stockholder’s tax basis in his/her Petrosearch stock.
If the merger qualifies as a tax-free reorganization, and no cash is paid to the Petrosearch stockholders, a Petrosearch stockholder will not recognize any gain or loss as a result of exchanging his/her Petrosearch stock for Double Eagle stock. If the merger qualifies as a tax-free reorganization, a Petrosearch stockholder who receives cash and shares of Double Eagle common stock in exchange for all of his/her shares of Petrosearch stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess, if any, of (a) the sum of the cash (excluding any cash received in lieu of a fractional share of Double Eagle common stock) and the fair market value of the Double Eagle common stock (including any fractional share of Double Eagle common stock deemed to be received and exchanged for cash) over (b) such stockholder’s tax basis in the shares of Petrosearch stock exchanged in the merger and (2) the amount of cash received by such stockholder. Any gain will be capital gain (except as described below) if the shares of Petrosearch stock are held by such stockholder as a capital asset at the time of the merger. Because the terms of the merger do not specify the specific shares that a Petrosearch stockholder may exchange for cash and the specific shares the Petrosearch stockholder may exchange for stock, a Petrosearch stockholder generally must calculate gain or loss separately for each identifiable block of Petrosearch stock exchanged in the merger, and a loss realized on one block of Petrosearch stock may not be used by the stockholder to offset a gain realized on another block of its Petrosearch stock. Stockholders should consult their tax advisors regarding the manner in which cash and Double Eagle common stock should be allocated among their shares of Petrosearch stock and the specific federal income tax consequences thereof.
If any Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of Double Eagle’s accumulated earnings and profits. For purposes of determining whether a Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the Petrosearch stockholder will be treated as if it first exchanged all of its Petrosearch stock solely in exchange for Double Eagle common stock and then Double Eagle immediately redeemed a portion of that stock for the cash the Petrosearch stockholder actually received in the exchange. Receipt of cash in exchange for a portion of the Petrosearch stockholder’s Double Eagle common stock that it is deemed to have been received, will generally not have the effect of a distribution of a dividend to the Petrosearch stockholder if such receipt is, with respect to the Petrosearch stockholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In determining whether the receipt of cash is “not essentially equivalent to a dividend” or “substantially disproportionate,” with respect to the Petrosearch stockholder, certain constructive ownership rules must be taken into account.

Under the constructive ownership rules of the Code, a stockholder may be treated as owning stock that is actually owned by another person or entity. Petrosearch stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Petrosearch stock will be treated as a dividend. Dividends are generally currently taxed at the same rates that apply to long-term capital gains.
Cash in Lieu of Fractional Shares. No fractional shares of Double Eagle common stock will be issued in the merger. A Petrosearch stockholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Double Eagle. If the merger does not qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, a holder of Petrosearch stock who receives cash in lieu of a fractional share of Double Eagle common stock will be treated as having sold all of their Petrosearch stock in a fully taxable exchange for cash and shares of Double Eagle common stock. If the merger qualifies as a tax-free reorganization, a Petrosearch stockholder generally will recognize capital gain or loss on such a deemed exchange of the fractional share.

BLACK LINE CHANGES
As filed with the Securities and Exchange Commission on _________, 2009
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOUBLE EAGLE PETROLEUM CO.
(Exact name of Registrant as specified in its charter)

Maryland	1311	83-0214692
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code No.)	Identification No.)
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Kurtis Hooley
Senior Vice President and Chief Financial Officer
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, CO 80202
(303) 794-8445
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with a copy to:

Alan L. Talesnick, Esq.	Robert Axelrod, Esq.
Melissa L. Mong, Esq.	Axelrod, Smith and Kirshbaum
Patton Boggs LLP	5300 Memorial Drive, Suite 700
1801 California St., Suite 4900	Houston, TX 77007
Denver, CO 80202	(713) 861-1996
(303) 830-1776
Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Federal Income Tax Consequences of the Merger (Page __)
Double Eagle and Petrosearch ~~intend to~~ expect ~~have~~ the merger to qualify as a ~~be treated as~~ a “tax-free reorganization” for federal income tax purposes; however, the tax treatment of the merger~~is structure~~ is not definitive because of the potential cash and stock consideration adjustments at closing. ~~Assuming~~ If the merger qualifies ~~can be treated~~ as a “tax-free reorganization”, ~~then~~ the Petrosearch stockholders generally will not recognize any gain or a loss on the conversion of shares of Petrosearch stock into shares of Double Eagle common stock except in certain circumstances described herein under “Federal Income Tax Consequences of the Merger — Tax Consequences to Petrosearch Stockholders” beginning on page 57. If the merger does not qualify as a tax-free reorganization, a holder of Petrosearch common stock would recognize gain or loss equal to the amount by which the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) exceeds such stockholder’s tax basis in his/her Petrosearch common stock. The parties’ obligation to complete the merger is NOT conditioned on the merger qualifying as a tax-free merger or upon the~~ir~~ receipt of an opinion regarding the ~~federal income~~ tax-free status ~~treatment~~ of the merger. Because of the factors described below, a Petrosearch shareholder should not assume that the merger will qualify as a tax-free reorganization and should consider any potentially adverse federal income tax consequences to you depending on whether or not the merger qualifies as a tax-free reorganization when casting your vote for or against the merger.
Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

RISK FACTORS
Upon completion of the merger, you will receive shares of Double Eagle common stock and potentially cash in exchange for your shares of Petrosearch common stock or Petrosearch preferred stock. Prior to deciding whether or not to approve the transaction, you should be aware of and consider the following risks and uncertainties that are applicable to the merger and Double Eagle, in addition to the other information contained in or incorporated into this proxy statement/prospectus by reference, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements” beginning on page   _____. Double Eagle has included in its Annual Report on Form 10-K for the year ending December 31, 2008 additional risk factors that address its business.
RISK FACTORS RELATING TO THE MERGER
Because the market price of Double Eagle common stock will fluctuate, Petrosearch stockholders cannot be sure of the market value of the Double Eagle common stock received. A decline in the price of Double Eagle common stock will decrease the value of the merger consideration to be received by Petrosearch stockholders.
When Petrosearch and Double Eagle complete the merger, each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, will be converted into a pro rata share of Double Eagle common stock as the merger consideration. This per share amount is fixed and the consideration paid to the Petrosearch stockholders will not be adjusted for changes in the market price of either Double Eagle common stock or Petrosearch common stock, unless the Double Eagle closing stock price falls below $4.75 or increases above $6.25. In addition, the merger agreement does not provide for any price-based termination right until the Double Eagle closing stock price is equal to or less than $3.00. Accordingly, the consideration paid to the Petrosearch stockholders may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of the completion of the merger. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of Double Eagle or Petrosearch, market expectations of the likelihood that the merger will be completed and the timing of completion, general market and economic conditions, commodity prices for oil and natural gas, increasing familiarity with Double Eagle by Petrosearch stockholders, analysts and other market participants, and other factors.
Because the merger consideration may be adjusted based upon the market price of Double Eagle common stock at closing and/or based upon the final working capital of Petrosearch, the Petrosearch stockholders can have no assurance that the merger will qualify as a tax-free reorganization. In fact, Petrosearch stockholders may incur very different federal income tax consequences depending upon whether the merger qualifies as a tax-free reorganization or is a taxable reorganization as described in detail below under “Federal Income Tax Consequences – The Merger.” A Petrosearch shareholder should assume that the merger will not produce favorable federal income tax consequences based on your individual circumstances.
The consideration paid to the Petrosearch stockholders in the merger will not be adjusted for changes in the market price of Double Eagle common stock if the Double Eagle closing stock price, as calculated in accordance with the merger agreement, is less than $4.75 or is greater than $6.25. In addition, the merger consideration will be adjusted if the final working capital of Petrosearch falls below $8.75 million as of closing. Accordingly, the amount of the cash and stock consideration to be received by Petrosearch stockholders is uncertain and may vary significantly between the date of this proxy statement/prospectus, the date of the Petrosearch special meeting and the date of completing the merger. As described in detail below under “Federal Income Tax Consequences – The Merger”, the merger consideration adjustments may cause Petrosearch stockholders to incur very different federal income tax consequences depending upon whether the merger qualifies as a tax-free reorganization or is a taxable reorganization. Petrosearch stockholders are urged to consult with their tax advisors and to consider any potentially adverse federal income tax consequences to them depending on whether or not the merger qualifies as a tax-free reorganization when casting their vote for or against the merger.

Merger Consideration
Assuming the number of shares of outstanding Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis, remain constant at 41,340,584, and the number of shares of Petrosearch common stock issuable upon exercise of the outstanding Petrosearch warrants remains constant at 777,380, then the following scenarios show the merger consideration that would be paid to the Petrosearch stockholders and the corresponding federal income tax consequences depending on assumed changes to the Double Eagle closing stock price and assumed changes due to a Petrosearch Final Working Capital Shortfall. The following scenarios are for convenience purposes only, and do not reflect the actual merger consideration that will be paid to a Petrosearch shareholder or the actual tax consequences at the effective time of the merger unless the underlying assumptions remain the same.
Scenario 1
Assuming the Double Eagle closing stock price is $6.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 2
Assuming the Double Eagle closing stock price is $7.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,571,429 shares of Double Eagle common stock

Exchange Ratio	0.0380 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 3
Assuming the Double Eagle closing stock price is $7.00 and there is a Final Working Capital Shortfall of $500,000, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,500,000 shares of Double Eagle common stock

Exchange Ratio	0.0363 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 4
Assuming the Double Eagle closing stock price is $4.25 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$896,371 total cash consideration, which will equal a distribution of $0.50 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 5
Assuming the Double Eagle closing stock price is $4.25 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$396,371 ($896,371 less $500,000 shortfall) aggregate cash consideration, which will equal a distribution of $0.22 per share of Double Eagle common stock issued or approximately $0.01 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 6
Assuming the Double Eagle closing stock price is $4.25 and there is a $1,000,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid
Aggregate Stock Consideration	1,775,852 shares of Double Eagle common stock

Exchange Ratio	0.0429 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	Paid only for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 7
Assuming the Double Eagle closing stock price is $3.00 and there is no Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid
Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$1,344,556 total cash consideration, which will equal a distribution of $0.75 cash consideration for each share of Double Eagle common stock issued or approximately $0.03 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization

Scenario 8
Assuming the Double Eagle closing stock price is $3.50 and there is a $500,000 Final Working Capital Shortfall, the merger consideration due to the Petrosearch stockholders would equal:

Consideration Type	Aggregate Consideration Paid
Aggregate Stock Consideration	1,792,741 shares of Double Eagle common stock

Exchange Ratio	0.0433 share of Double Eagle common stock for each share of Petrosearch common stock and Petrosearch preferred stock, on an as-converted basis

Cash Consideration	$844,556 ($1,344,556 less $500,000) total cash consideration, which will equal a distribution of $0.47 cash consideration for each share of Double Eagle common stock issued or approximately $0.02 per share of Petrosearch common stock or Petrosearch preferred stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Tax Consequences	Merger will qualify as a tax-free reorganization
Scenario 9
Assuming the Double Eagle closing stock price is below $3.00, Petrosearch will have the option to cancel the merger agreement without paying a $300,000 break up fee. If Petrosearch chooses not to cancel the merger agreement and to continue with the merger when the Double Eagle closing stock price is below $3.00, ~~the consideration received by the Petrosearch stockholders would be consistent with Scenario 7 above,~~ assuming there is no Final Working Capital Shortfall, ~~and consistent with Scenario 8 above, if there is a Final Working Capital Shortfall. As in Scenario 7~~t, ~~t~~he merger will result in a taxable reorganization.
See “— Federal Income Tax Consequences” commencing on page 56 for a more detailed description of the tax consequences of the merger to the stockholders of Petrosearch.

Federal Income Tax Consequences
General. The following description of ~~certain~~  the material federal income tax consequences of the merger is based upon the review of Patton Boggs LLP, legal counsel to Double Eagle~~, of the merger agreement~~. The federal income tax laws are complex and the tax consequences of the merger, based on whether or not it qualifies as a tax-free reorganization, will ~~may~~ vary depending upon each stockholder’s individual circumstances or tax status. This is not a complete description of all of the consequences of the merger and, in particular, may not address federal income tax considerations that may affect the treatment of stockholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Petrosearch ~~common~~ stock pursuant to the exercise of an employee warrant agreement or right or otherwise as compensation and holders who hold Petrosearch ~~common~~ stock as part of a “hedge,” “straddle” or “conversion transaction”). In addition, no opinion is expressed with respect to the tax consequences of the merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. This description is based on laws, regulations, rulings and judicial decisions as in effect on the date of this proxy statement/prospectus, without consideration of the particular facts or circumstances of any holder of Petrosearch ~~common~~ stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this description would not be different.
Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation and whether or not the merger qualifies as a tax-free reorganization. You should carefully review the federal tax rules discussed below with your own tax advisor in order to determine your own income tax situation if the merger qualifies as a tax-free reorganization and if the merger does not qualify as a tax-free reorganization (and thus is taxable to you). You should cast your vote for or against the merger assuming it will result in potentially adverse income tax treatment for your particular situation. We also strongly urge you to consult your own tax advisor to determine the particular ~~federal,~~  state, local or foreign income or other tax consequences to you resulting from the merger, whether or not it qualifies as a tax-free reorganization.
Any United States federal tax advice contained herein is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer; any such advice is written to support the promotion or marketing of the transactions described herein; and each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
Neither Double Eagle nor Petrosearch ~~has obtained a tax opinion from legal counsel or~~  intends to seek or obtain a ruling from the IRS as to the federal income tax consequences of the merger and as a result there can be no assurance that the IRS will agree with any of the conclusions described herein.
The Merger. Double Eagle and Petrosearch will receive a tax opinion from legal counsel at closing if the ~~To the extent the~~ merger qualifies as ~~constitutes~~ a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Double Eagle and Petrosearch cannot provide Petrosearch shareholders with any assurances that the merger will qualify as a tax-free reorganization until legal counsel is able to make a final determination of the value of Double Eagle common stock and Petrosearch’s final working capital as of closing. ~~, neither Double Eagle nor Petrosearch will recognize any gain or loss as a result of the merger.~~ If the merger does not qualify ~~constitute~~  as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and the parties complete the merger ~~is otherwise completed~~  in accordance with the terms of the merger agreement, the ~~then~~ Petrosearch shareholders will be deemed to have transferred all of their Petrosearch stock~~its assets and liabilities~~ to Double Eagle in exchange for shares of Double Eagle common stock and cash in a fully taxable transaction.

Regardless of whether or not the merger qualifies or does not qualify as a tax-free reorganization. ~~n such case,~~ Petrosearch will~~ould~~ not recognize any gain or loss as a result of the merger.  ~~in an amount equal to the difference between (i) the amount of cash received plus the amount of Petrosearch liabilities assumed by Double Eagle and (ii) the allocable tax basis of the respective assets of Petrosearch deemed transferred in the exchange. Immediately after such deemed taxable exchange, Petrosearch would be deemed to distribute all of its remaining assets to the holders of Petrosearch common stock in complete liquidation of Petrosearch. Petrosearch would incur liability for the payment of any federal income tax recognized to Petrosearch and any additional gain recognized to Petrosearch on its deemed liquidation. The payment of a cash tax liability by Petrosearch would reduce the amount of consideration available for distribution to the stockholders of Petrosearch in liquidation.~~
If the merger does qualify as a tax-free reorganization, neither Double Eagle nor Petrosearch will recognize any gain or loss as a result of the merger.
Tax Consequences to Petrosearch Stockholders. If the merger does not qualify as a tax-free reorganization and the merger is otherwise completed in accordance with the terms of the merger agreement, Petrosearch stockholders would be deemed to have sold their Petrosearch stock to Double Eagle for cash and Double Eagle common stock and Petrosearch shareholders would recognize gain or loss on the amount deemed received (including any cash plus the fair market value of the Double Eagle common stock received) exceeds such stockholder’s tax basis in his/her Petrosearch stock.
If the merger qualifies as a tax-free reorganization, and no cash is paid to the Petrosearch stockholders, a Petrosearch stockholder will not recognize any gain or loss as a result of exchanging his/her Petrosearch stock for Double Eagle stock. If the merger qualifies as a tax-free reorganization, a ~~A~~ Petrosearch stockholder who receives cash and shares of Double Eagle common stock in exchange for all of his/her shares of Petrosearch ~~common~~stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess, if any, of (a) the sum of the cash (excluding any cash received in lieu of a fractional share of Double Eagle common stock) and the fair market value of the Double Eagle common stock (including any fractional share of Double Eagle common stock deemed to be received and exchanged for cash) over (b) such stockholder’s tax basis in the shares of Petrosearch ~~common~~ stock exchanged in the merger and (2) the amount of cash received by such stockholder. Any gain will be capital gain (except as described below) if the shares of Petrosearch ~~common~~stock are held by such stockholder as a capital asset at the time of the merger. Because the terms of the merger do not specify the specific shares that a Petrosearch stockholder may exchange for cash and the specific shares the Petrosearch stockholder may exchange for stock, a Petrosearch stockholder generally must calculate gain or loss separately for each identifiable block of Petrosearch ~~common~~ stock exchanged in the merger, and a loss realized on one block of Petrosearch ~~common~~stock may not be used by the stockholder to offset a gain realized on another block of its Petrosearch s~~commons~~tock. Stockholders should consult their tax advisors regarding the manner in which cash and Double Eagle common stock should be allocated among their shares of Petrosearch ~~common~~stock and the specific federal income tax consequences thereof.
If any Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of Double Eagle’s accumulated earnings and profits. For purposes of determining whether a Petrosearch stockholder’s receipt of cash has the effect of a distribution of a dividend, the Petrosearch stockholder will be treated as if it first exchanged all of its Petrosearch ~~common~~stock solely in exchange for Double Eagle common stock and then Double Eagle immediately redeemed a portion of that stock for the cash the Petrosearch stockholder actually received in the exchange. Receipt of cash in exchange for a portion of the Petrosearch stockholder’s Double Eagle common stock that it is deemed to have been received, will generally not have the effect of a distribution of a dividend to the Petrosearch stockholder if such receipt is, with respect to the Petrosearch stockholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In determining whether the receipt of cash is “not essentially equivalent to a dividend” or “substantially disproportionate,” with respect to the Petrosearch stockholder, certain constructive ownership rules must be taken into account.

Under the constructive ownership rules of the Code, a stockholder may be treated as owning stock that is actually owned by another person or entity. Petrosearch stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Petrosearch ~~common~~ stock will be treated as a dividend. Dividends are generally currently taxed at the same rates that apply to long-term capital gains.
~~If the merger does not constitute a tax-free reorganization within the meaning of Section 368(a)(2)(E) of the Code and the merger is otherwise completed in accordance with the terms of the merger agreement, Petrosearch would be deemed to distribute all of its remaining assets to the holders of Petrosearch common stock in complete liquidation of Petrosearch and a holder of Petrosearch common stock would recognize gain or loss on the amount deemed received in excess of such stockholder’s tax basis in his/her Petrosearch common stock.~~
~~The foregoing tax consequences to the holders of Petrosearch common stock and to Petrosearch could be different if Double Eagle’s acquisition of Petrosearch is consummated in a transaction other than one in which DBLE Acquisition merges into Petrosearch and Petrosearch becomes a wholly-owned subsidiary of Double Eagle.~~
Cash in Lieu of Fractional Shares. No fractional shares of Double Eagle common stock will be issued in the merger. A Petrosearch stockholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Double Eagle. If the merger does not qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, a holder of Petrosearch stock who receives cash in lieu of a fractional share of Double Eagle common stock will be treated as having sold all of their Petrosearch stock in a fully taxable exchange for cash and shares of Double Eagle common stock. If the merger qualifies as a tax-free reorganization, a~~A~~ Petrosearch stockholder ~~should~~ generally will recognize capital gain or loss on such a deemed exchange of the fractional share. ~~If the merger does not constitute a tax-free reorganization within the meaning of Section 368(a)(2)(E) of the Code, a holder of Petrosearch common stock who receives cash in lieu of a fractional share of Double Eagle common stock will be treated as having received cash in a deemed liquidation of Petrosearch, as described above.~~